Exhibit 1

FOR IMMEDIATE RELEASE	24 October 2011

WPP PLC (“WPP”)

WPP Digital participates in second round of financing in digital advertising measurement firm in China

WPP Digital, the digital investment arm of WPP, announces that it has participated in a second round of financing in relation to its minority investment in Leading Smart Holdings Limited (“Leading Smart”), a BVI company, which has a controlling interest in the parent company of Moment Systems, the leading digital advertising measurement company in China. Moment Systems was founded in 2006 in Beijing and employs 140 people.

WPP has invested in a series B preferred share round in Leading Smart alongside CBC, KPCB (Kleiner Perkins Caufield & Byers) and Redpoint Ventures.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the Group, currently WPP’s fourth largest market with revenues (including associates) of well over $1billion. WPP’s digital revenue alone in China is well over $200 million. According to the latest RECMA Global Billings Rankings, WPP’s GroupM is the number one media agency network in China.

The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position across all communications services, as is also the case in the BRICs and Next 11 markets.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204